SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

 Under the Securities Exchange Act of 1934

TerraForm Power, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value

(Title of Class of Securities)

88104R100

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Composite Holdings, L.L.C. FEIN 20-3816265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,578,575
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,578,575

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,578,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

2 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

3 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

CUSIP No. 88104R100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,080,922
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,080,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,080,922
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4 The percentage set forth in Row 13 of this Cover Page is based on the 91,280,208 Common Shares (as defined herein) of the Issuer (as defined herein) outstanding as of April 21, 2016, based on information provided by SunEdison, Inc., an affiliate of the Issuer. See Declaration of Patrick M. Cook at 13 (Dkt. 4), In re SunEdison, Inc., et al., No. 16-10992, (Bankr. S.D.N.Y. 2016) (“As of [April 21, 2016], TERP had 91,280,208 Class A shares outstanding”).

Introductory Note

This Amendment No. 1 to Schedule 13D is filed by and on behalf of each of the Reporting Persons to amend and supplement the Schedule 13D related to the Class A common stock, $0.01 par value per share of TerraForm Power, Inc. (the “Issuer”), previously filed by the Reporting Persons with the SEC on August 25, 2016 (the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

An affiliate of the Reporting Persons is evaluating various potential transactions with one or both of the Issuer and SunEdison, the controlling stockholder of the Issuer, which transaction could result in an affiliate of the Reporting Persons controlling or otherwise participating in the management and/or operations of the Issuer. Such affiliate may make a non-binding proposal with regard to any such transaction as part of the process currently being overseen by SunEdison, the Issuer, and their respective advisors to explore strategic alternatives involving the Issuer and/or SunEdison’s stake in the Issuer. No final decision has been made with respect to such a proposal or the possible terms or conditions thereof, and there can be no assurance that any transaction will occur. The foregoing is subject to change at any time, and there can be no assurance that any affiliate of the Reporting Persons will take any of the actions set forth above.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons and their affiliates expect to continue to evaluate their respective investments in the Issuer on a continuing basis, and in connection with such evaluation the Reporting Persons and/or their affiliates may in the future upon due consideration of all relevant factors formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated August 25, 2016 (incorporated by reference to the Schedule 13D filed on August, 25, 2016).

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated December 16, 2014 (incorporated by reference to the Schedule 13D filed on August, 25, 2016).

Exhibit 3	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated December 16, 2014 (incorporated by reference to the Schedule 13D filed on August, 25, 2016).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated December 16, 2014, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto as Exhibits 2 and 3 and incorporated herein by reference.

Dated: October 14, 2016

D. E. Shaw Composite Holdings, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw